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SEC FILE NUMBER
~~8-[illegible]~~ 51855



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: Spot Trading L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:(Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2800
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Brodsky (312)362-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Dr.	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stephen Brodsky, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Spot Trading L.L.C. at December 31, 2014, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
MARCIA M SALERNO
Notary Public - State of Illinois
My Commission Expires Aug 25, 2018

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report, bound under separate cover.
- ☐ (n) A copy of the Exemption Report, bound under separate cover.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

December 31, 2014

Contents

STATEMENT OF FINANCIAL CONDITION

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of
Spot Holdings L.P.)
December 31, 2014
With Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Member
Spot Trading L.L.C.

We have audited the accompanying statements of financial condition of Spot Trading L.L.C. (the Company) as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spot Trading L.L.C. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.



Chicago, Illinois
February 26, 2015

Spot Trading L.L.C.
(A Wholly Owned Limited Liability Company of Spot Holdings L.P.)

Statement of Financial Condition

		December 31, 2014
Assets		
Cash	$	607,802
Securities owned, at fair value		3,449,988,513
Receivable from broker-dealers		133,838,504
Fixed assets (net of accumulated depreciation and amortization of $13,912,245)		2,697,210
Prepaid expenses		1,025,630
Other assets		1,013,441
Total assets	$	3,589,171,100
Liabilities and member's equity		
Liabilities:		
Securities sold, not yet purchased, at fair value	$	3,506,472,642
Payable to Parent, net		1,930,094
Payable to Affiliate		1,264,305
Accrued compensation and benefits		1,146,367
Accounts payable, accrued expenses, and other liabilities		3,428,436
		3,514,241,844
Subordinated borrowings		3,000,000
Member's equity		71,929,256
Total liabilities and member's equity	$	3,589,171,100

See accompanying notes.

1. Organization and Nature of Business

Spot Trading L.L.C. (Spot Trading or the Company) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and is a member of various exchanges. The Company is a technology-focused proprietary trading firm that engages in various trading activities, primarily buying, selling, and dealing as a principal in U.S. exchange-traded options, equity securities, and futures for its own account, and no customer accounts are maintained. Spot Trading clears all transactions through other broker-dealers, primarily Goldman Sachs Execution & Clearing L.P. (GSEC). Spot Trading's financial Designated Examining Authority is the Chicago Board Options Exchange, Incorporated (CBOE) and the Company is also registered with the Financial Industry Regulatory Authority (FINRA).

The Company is an Illinois limited liability company and is a wholly owned subsidiary of Spot Holdings L.P. (the Parent), a Delaware holding company. The Parent is the manager of the Company and the Company shall only dissolve if its manager determines to dissolve the Company or if the Company has no members or interest holders for 30 consecutive days. All business is conducted from the Company's office in Chicago, Illinois.

Spot GP L.L.C. (Spot GP) is the general partner of the Parent and has authority to manage the business and affairs of the Parent and, therefore, to manage the Parent's wholly owned subsidiary, Spot Trading. The Class A-1 limited partner of the Parent has sole voting rights with respect to the Parent. Spot GP is managed by Robert Merrilees in his capacity as sole manager, and he is also the Class A-1 limited partner. Spot GP may only be removed as general partner of the Parent upon the unanimous vote of the Class A-1 limited partner of the Parent.

2. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Actual results could differ from these estimates.

Financial Instruments

Securities sold, not yet purchased are collateralized by cash and securities owned that are on deposit with the clearing brokers. All securities owned are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities to others, subject to certain limitations.

Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivable from broker-dealers in the statement of financial condition.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The established fair value hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

- Level 1 – Quoted prices in active markets for identical assets or liabilities
- Level 2 – Other observable inputs, such as quoted prices for similar assets or liabilities in active markets; identical assets or liabilities in inactive markets; or observable inputs, such as interest rates and yield curves, and other market-corroborated inputs
- Level 3 – Unobservable inputs, including market information together with the Company's judgments about the assumptions market participants would use in pricing the assets or liabilities

When available, the Company uses quoted market prices in active markets to determine the fair value. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value measurements do not include transaction costs.

In determining fair value for financial instruments, the Company separates its securities owned and securities sold, not yet purchased into three categories: equity securities (including common stock and ETFs), derivative financial instruments (including options and futures), and corporate bonds (including corporate debt generally received in conjunction with a corporate action).

2. Significant Accounting Policies (continued)

The Company's equity securities and derivative financial instruments may be classified within Level 1, Level 2, or Level 3 of the fair value hierarchy that prioritizes inputs to valuations. The Company's equity securities and derivative financial instruments typically fall within Level 1 or Level 2 because they are exchange-traded and valued using quoted market prices or other observable inputs. Equity securities and derivative instruments that are actively traded are classified within Level 1 of the fair value hierarchy. Equity securities and derivative financial instruments that are not actively traded, are in bankruptcy, or are restricted are generally classified within Level 2 of the fair value hierarchy. Equity securities and derivative financial instruments where volume has declined significantly or no exchange-trading exists, or where unobservable inputs and the Company's assumptions are used for valuation, are classified within Level 3 of the fair value hierarchy.

Fixed Assets

Fixed assets include computer equipment, furniture, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Computer equipment includes servers, workstations, and networking equipment. Networking equipment is depreciated on an accelerated basis over useful lives of five years. Servers and workstations are depreciated on a straight-line basis over useful lives of three years.

Furniture includes office furniture and related fixtures. Furniture is depreciated on an accelerated basis over useful lives of seven years.

Software includes purchased software. Purchased software is depreciated on a straight-line basis over useful lives of three years.

2. Significant Accounting Policies (continued)

Leasehold improvements include investments made to customize office space occupied under an operating lease to make it suitable for its intended use. Leasehold improvements are depreciated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

Fixed assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows related to the asset or asset group is less than the corresponding carrying value.

Leases

The Company leases office space under an operating lease. The Company recognizes occupancy expense related to the operating lease on a straight-line basis over the term of the lease. At December 31, 2014, the Company had $257,681 of accrued rent liability recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition to be amortized to occupancy expense over the term of the lease.

For tenant improvement allowances, the Company records a deferred liability and amortizes the liability over the lease term as a reduction to occupancy expense. At December 31, 2014, the Company had $186,790 of deferred liabilities for tenant improvement allowances recorded in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under Accounting Standards Codification (ASC) 740-10, *Income Taxes*. The Company's taxable income becomes taxable to the respective limited partners of the Parent due to the treatment of the Parent as a non-taxable flow-through partnership entity for federal income tax purposes. Accordingly, no material provision has been made for federal, state, or local income taxes of the Company.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Parent's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no material tax positions not deemed to meet a more likely than not threshold. Therefore, no material tax expense, including interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. Further, the Company does not believe it is reasonably possible that any material tax positions will be recorded within the next 12 months.

The Company recognizes interest and penalties, if any, related to uncertain tax benefits. Although the Company and the Parent are subject to examination by the U.S. Internal Revenue Service and various state and local tax authorities within the United States, all examinations with respect to the Company's federal income tax returns for years prior to 2011 have been closed. The Company is subject to examination by various state and local tax authorities within the U.S. for tax years subsequent to 2008. The Company is not currently under audit by any tax authorities.

3. Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2014 consists of the following:

	2014
Margin receivable	$ 33,924,300
Unsettled securities transactions receivable, net	97,819,988
Exchange-traded futures – open trade equity	530,930
Dividends and interest receivable, net	1,563,286
Total	$ 133,838,504

4. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth, by security type and level within the fair value hierarchy, the Company's securities owned and securities sold, not yet purchased at December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned				
Equity securities:				
Common stock	$ 2,110,900,743	$ 3,136,660	$ -	$ 2,114,037,403
Exchange-traded funds	68,693,589	-	-	68,693,589
	2,179,594,332	3,136,660	-	2,182,730,992
Derivative financial instruments:				
Options on common stock	1,063,473,513	828,644	-	1,064,302,157
Options on exchange-traded funds	40,030,428	17,168	-	40,047,596
Options on index products	161,830,998	-	-	161,830,998
Options on futures	1,076,770	-	-	1,076,770
	1,266,411,709	845,812	-	1,267,257,521
Total securities owned	$ 3,446,006,041	$ 3,982,472	$ -	$ 3,449,988,513
Securities sold, not yet purchased				
Equity securities:				
Common stock	$ (1,014,000,917)	$ (2,940,908)	$ -	$ (1,016,941,825)
Exchange-traded funds	(41,121,954)	-	-	(41,121,954)
	(1,055,122,871)	(2,940,908)	-	(1,058,063,779)
Derivative financial instruments:				
Options on common stock	(901,543,281)	(584,006)	-	(902,127,287)
Options on exchange-traded funds	(23,479,148)	(26,409)	-	(23,505,557)
Options on index products	(1,521,730,385)	-	-	(1,521,730,385)
Options on futures	(990,393)	-	-	(990,393)
	(2,447,743,207)	(610,415)	-	(2,448,353,622)
Corporate bonds:				
Corporate debt	(38,760)	(16,481)	-	(55,241)
	(38,760)	(16,481)	-	(55,241)
Total securities sold, not yet purchased	$ (3,502,904,838)	$ (3,567,804)	$ -	$ (3,506,472,642)

4. Financial Instruments (continued)

The Company does not offset derivative assets or derivative liabilities in the statement of financial condition. The Company's derivative assets and liabilities are not subject to a master netting agreement. The Company does not post or collect any cash or security collateral.

At December 31, 2014, all of the securities owned were pledged to the clearing brokers. ETFs and options on ETFs include index ETFs and commodity ETFs. The index ETFs include those that track the general stock market, as well as specific industries. At December 31, 2014, there were no industry concentrations in equity or derivative securities owned or sold, not yet purchased.

For the year ended December 31, 2014, the Company had no assets or liabilities classified as Level 3 securities. In addition, for the year ended December 31, 2014, the Company had no significant transfers in and out of Level 1 or Level 2 and no transfers in and out of Level 3. The level assigned to a particular security and the inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Derivative Activities

Derivative financial instruments include exchange-traded options and futures contracts that derive their value from underlying assets, indices, or a combination of these factors. Derivative financial instruments may involve future commitments to purchase or sell other financial instruments. The amounts exchanged are based on the specific terms of the contract with reference to specified securities or indices. All of the Company's derivative contracts are entered into to take proprietary positions as part of the Company's trading activities and do not qualify for hedge accounting.

The daily average number of open contracts for the year ended December 31, 2014, for derivative assets was 4,432,513. The daily average number of open contracts for the year ended December 31, 2014, for derivative liabilities was 4,741,763.

Derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of financial condition. See Note 9 to the statement of financial condition for a discussion of these risks. The Company manages risk exposures related to its derivative contracts through diversification, by controlling position size, by entering into offsetting positions, and through various analytical monitoring techniques.

5. Fixed Assets

Fixed assets consist of the following at December 31, 2014:

	Cost	Accumulated Depreciation and Amortization	Net
Computer equipment	$ 8,052,023	$ 6,394,522	$ 1,657,501
Furniture	920,347	872,047	48,300
Purchased software	1,833,030	1,660,252	172,778
Leasehold improvements	5,804,055	4,985,424	818,631
Total	$16,609,455	$13,912,245	$ 2,697,210

6. Subordinated Borrowings

The Company has a subordinated revolving loan agreement with one bank. The original agreement was entered into on August 6, 2013, and was amended on August 6, 2014. The loan provides for maximum borrowings of $10,000,000. This loan replaced two subordinated revolving loans that provided aggregate borrowings up to $30,000,000 and whose commitments expired on August 12, 2013. The commitment for the current subordinated revolving loan provides for advances through, but not including, August 6, 2015 (the commitment period). Each advance is due on the maturity date of August 6, 2016. At December 31, 2014, there was $3,000,000 outstanding on the subordinated loan.

The subordinated borrowings constitute part of the Company's net capital under the SEC Net Capital Rule and may be repaid only if the Company continues to meet minimum net capital and other prepayment and repayment requirements as defined in Rule 15c3-1 of the SEC Net Capital Rule after giving effect to such prepayment or repayment and after receipt of approval from the SEC and other regulatory bodies to make such payment.

Borrowings under the current revolving loan bear interest with reference to the 30-day LIBOR Rate, plus 625 basis points. The margin on all advances outstanding after the commitment period is subject to an additional 3.00% per annum.

In 2014, the Company paid a nonrefundable up-front facility fee of $100,000. This amount is amortized ratably over the term of the commitment. At December 31, 2014, $59,452 of unamortized facility fees are recorded in prepaid expenses in the statement of financial condition. In addition, the current agreement provides for an unused facility fee of 0.50% per annum on the average daily unused portion of the bank's commitment.

6. Subordinated Borrowings (continued)

The revolving loan is subject to a number of restrictive covenants that, in part, limit the ability of the Company to create liens on assets, engage in mergers and consolidations, incur indebtedness for borrowed money, declare dividends, or dispose of assets. The financial covenants under the current loan require the Company to maintain a minimum amount of tangible net worth, as defined in the loan documents, not to be less than $70,000,000; to maintain a total maximum senior debt to total capitalization ratio, as defined in the loan documents, of no more than 0.125 to 1; and to maintain excess net capital, as defined in the loan documents, of no less than $5,000,000 in excess of the minimum amount of Excess Net Capital required by the SEC.

7. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires in February 2016. At December 31, 2014, the future minimum annual lease obligations, inclusive of additional estimated payments that may be required for certain increases in operating costs, were as follows:

2015	$ 990,145
2016	168,023
Total	$ 1,158,168

The Company has the option to extend the lease for one period of five years upon expiration of the original term in 2016.

The maximum payouts for options and futures contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options are included in securities sold, not yet purchased in the statement of financial condition.

The Company, in the normal course of business, may be named as defendant in various legal and regulatory proceedings. The Company provides for expenses associated with such claims when such amounts are probable and can be reasonably estimated. The Company currently does not have any material amounts accrued for legal or regulatory proceedings.

8. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

9. Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary trading activities, enters into various transactions involving derivative financial instruments, primarily options and futures contracts. Options owned provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery of the underlying instrument.

These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market Risk

Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

9. Financial Instruments with Off-Balance-Sheet Risk (continued)

Credit Risk

Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers. The clearinghouses act as a counterparty, and there can be no assurance that a clearinghouse will satisfy their obligations.

The Company clears its trades primarily through one clearing broker. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk since all positions are held with this clearing broker. The Company attempts to minimize this credit risk by monitoring the creditworthiness of this clearing broker.

The Company also maintains its cash balances at one bank. Accounts held at the bank are insured by the Federal Deposit Insurance Corporation, up to $250,000, per depositor, per institution. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

10. Employee 401(k) Savings Plan

The Company maintains a savings plan that is qualified under Section 401(k) of the Internal Revenue Code. Employees are eligible to join the plan the first day of the month following the employee hire date. Under this plan, employees may contribute a percentage of eligible compensation on both a pre-tax and after-tax basis. The Company generally matches a percentage of a participating employee's pre-tax contributions following six months of employment.

11. Net Capital Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum "net capital" equal to the greater of $100,000 or 6 2/3% of "aggregate indebtedness," as defined by Rule 15c3-1. Net capital changes from day to day, but at December 31, 2014, the Company had net capital of $51,705,128, which was $51,199,634 in excess of its required minimum net capital. At December 31, 2014, the percentage of aggregate indebtedness to net capital was 15%.

Prepayment and repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

12. Transactions with Parent Company, Affiliates, and Related Parties

As of December 31, 2014, the Company had a payable to the Parent of $1,930,094. The net payable primarily represents compensation-related liabilities to various limited partners of the Parent.

The Company and Spot Technologies L.L.C. (the Affiliate), a wholly owned subsidiary of the Parent, have entered into a non-exclusive, non-transferable, non-sublicensable, royalty-free right and license to use the Affiliate's intellectual property in connection with its normal course of business. Accordingly, the cost basis of internally developed software, and the associated accumulated amortization, is distributed to the Parent (and ultimately to the Affiliate) in conjunction with the licensing arrangement. At the time of the transfers, the Company determined that the net book value of the internally developed software approximated fair value.

13. Subsequent Events

The Parent made withdrawals of $400,000 of member's equity subsequent to December 31, 2014, for the purpose of funding the various withdrawals of the Parent's limited partners.

Subsequent to December 31, 2014, $3,000,000 of the outstanding subordinated borrowings was repaid in accordance with the terms of the loan agreement.

Spot Trading L.L.C.'s Exemption Report

Spot Trading L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 for the period June 1, 2014 through December 31, 2014.

I, Stephen Brodsky, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Signature

Chief Executive Officer

Title

Report of Independent Registered Public Accounting Firm

We have reviewed management's statement, included in the accompanying exemption report, in which (1) Spot Trading L.L.C. (the Company) states that it may file an Exemption Report because the Company has no obligation under 17 C.F.R. § 240.15c3-3 and (2) the Company stated that it had no obligations under 17 C.F.R. § 15c3-3 for the period June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and this statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of management, the SEC, Chicago Board Options Exchange, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, IL
February 26, 2015

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Member of Spot Trading L.L.C.:

We have performed the procedures enumerated below, which were agreed to by the Member and management of Spot Trading L.L.C., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority, the Chicago Board Options Exchange Incorporated and other designated examining authorities, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Spot Trading L.L.C.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Spot Trading L.L.C.'s management is responsible for Spot Trading L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts derived from the SEC Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, IL
February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*********1056*******************ALL FOR AADC 606
051855 CBOE DEC
SPOT TRADING LLC
440 S LA SALLE ST STE 2800
CHICAGO IL 60605-5017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 98,764

B. Less payment made with SIPC-6 filed (**exclude interest**) (100,390)

Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) (1,626)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ (1,626)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(1,626)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spot Trading, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of February, 2015.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 111,595,807
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	8,463,547
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	15,571,885
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	59,756
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 47,994,984	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	47,994,984
Total deductions	72,090,172
2d. SIPC Net Operating Revenues	$ 39,505,635
2e. General Assessment @ .0025	$ 98,764
	(to page 1, line 2.A.)